Prospectus Supplement (To Prospectus Dated May 6, 2004)	Filed pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933

Registration Statement No. 333-61386

ADVANSTAR, INC.

15% Series B Senior Discount Notes Due 2011

     The senior discount notes will mature on October 15, 2011. The senior discount notes accrete at a rate of 15% compounded semiannually to an aggregate principal amount of $171,792,000 on October 15, 2005. Interest is payable in cash thereafter on each April 15 and October 15. The senior discount notes are redeemable under the circumstances and at the prices described in the accompanying prospectus.

     DLJ Investment Partners II, L.P., DLJ Investment Partners, L.P. and DLJIP Holdings, L.P. (collectively, the “Sellers”) are selling $7,600,000 aggregate principal amount at maturity of the senior discount notes at a purchase price of 85% of principal amount at maturity, for aggregate net proceeds of $6,460,000. DLJ Investment Partners II, L.P. is selling $4,319,000 of such principal amount, DLJ Investment Partners, L.P. is selling $1,919,000 of such principal amount and DLJIP II Holdings, L.P. is selling $1,362,000 of such principal amount. The Sellers will be responsible for expenses of the sale, including brokerage commissions. Upon completion of the offering, the Sellers will hold approximately $19,892,000 aggregate principal amount at maturity of the notes, or approximately 12% of the total principal amount of such notes. We will not receive any proceeds from the sale of the notes by the Sellers. See “Selling Security Holders” in the accompanying prospectus for further information on the Sellers and their relationships with us.

Investing in the Notes involves risk. See “Risk Factors” beginning on page 9 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Sellers expect to deliver the notes on or about September 16, 2004.

The date of this Prospectus Supplement is September 13, 2004.